

December 20, 2011

Via facsimile:
Mr. Victor Wing Cheung Koo
Chairman and Chief Executive Officer
Youku.com Inc.
11/F, SinoSteel Plaza
8 Haidian Street
Haidian District, Beijing 1000080
People's Republic of China

> **Re: Youku.com Inc.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed June 10, 2011**
> **File No. 001-34977**

Dear Mr. Koo:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 79

1. We note your disclosure on page 63 regarding the requirements to set aside profits for statutory reserves. Please expand your disclosures in future filings to also include a discussion regarding the restricted net assets of your PRC subsidiaries and VIEs and disclose the amounts restricted for each period presented, if any, consistent with your disclosures on page F-32. Also, tell us and disclose any significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations as compared to accumulated losses as presented in your financial statements. In addition,

we note from your risk factor disclosures on page 27 that the RMB is not freely convertible into foreign currencies, which may restrict your PRC subsidiaries and consolidated affiliated entities from remitting sufficient foreign currency to pay dividends to the company shareholders. Please revise your disclosures to explain what impact such restrictions may have on the flow of cash from your PRC entities and how this may impact your operations and liquidity. Please include in your response your proposed revised disclosure. We refer you to Item 5.B.1.(b) of Form 20-F.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization, Consolidation and Presentation of Financial Statements, page F-8

2. In regards to your consolidation of VIEs, please tell us how your footnote disclosures address the types and nature of the risks associated with the contractual arrangements with your VIEs and the potential impact on your operations. For example, we note your risk factor disclosures beginning on page 25 regarding the risks involved in conducting your operations through contractual arrangements and the uncertainties in the PRC legal system should you need to enforce such arrangements. Tell us how you considered including a discussion of such risks in your financial statement footnote disclosures pursuant to ASC 810-10-50-2.

Note 2. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-13

3. We note on page 43 that beginning in 2011 you began offering wireless video services to mobile phone users in conjunction with China's major wireless internet providers. Please disclose and tell us how you account for the agreements with major wireless providers, including references to any applicable accounting literature.

4. We note on page 70 that you generate a growing amount of your net revenues from sub-license fees. Please disclose and tell us how you account for sub-license agreements, including references to any applicable accounting literature.

Note 5. Intangible Assets, page F-19

5. Please clarify whether the Licensed Copyrights balance includes premium purchased content only or whether it also includes in-house production costs. If they are combined, please provide a separate breakdown of the amounts capitalized for (a) premium content purchased and (b) in-house production costs, for each period presented and advise us. Also disclose and tell us the amortization period for the in-house developed contents and cite for us the specific accounting guidance you applied in accounting for such costs.

Note 12. Commitment and Contingencies, page F-27

Litigation, page F-28

6. We note from your disclosures on page 97 that from time to time, you have been involved in litigation for copyright infringement and other matters in the ordinary course of business. We further note from your disclosures on page F-27 that as of December 31, 2010 you accrued RMB 1.2 million. With regards to such disclosures, please tell us and revise your disclosures in future filings to address the following:

    • Tell us your consideration to include a discussion regarding your policy for accruing for such contingencies and also how you considered disclosing the amounts accrued to date;

    • You indicate that the company does not expect the "outcome of the matters discussed above" will have a material adverse effect on your financial statements. Please clarify to which matters you are referring. In this regard, tell us whether you have considered both asserted and unasserted claims when accruing for probable contingent liabilities and when disclosing reasonably possible losses;

    • In addition, please clarify your reference to "outcome." For example, it is unclear whether this phrase suggests that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else;

    • If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and

    • Please provide the proposed revised disclosures that you intend to include in future filings to address the above bullet points.

    Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director